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                                                                      EXHIBIT 4

                                  JOHN J. FAUTH

                                  June 14, 1999

Board of Directors                                DELIVERED BY MESSENGER
TSI Incorporated
c/o James Doubles, Chairman and CEO
500 Cardigan Road
Shoreview, Minnesota 55126

Gentlemen:

         As you know, over the past six months I have expressed an interest in pursuing discussions concerning a transaction in which the TSI shareholders were paid cash for their stock and TSI became a private company. Your unwillingness to date to discuss such a transaction has been disappointing.

         Because of your unwillingness to date to negotiate in person, I am using this letter to make a formal offer, which is based upon publicly available information concerning TSI. I hereby propose a cash merger between TSI and a company I would form to hold my TSI stock. In that merger each share of TSI common stock would be converted into the right to receive payment of $12.50 in cash at the closing. This represents a substantial premium over TSI's current stock price, and a 56% premium over the $8 per share stock price which prevailed before I started accumulating a significant number of shares this Spring. I believe my $12.50 per share proposal will be attractive to other TSI shareholders.

         The details of the merger would be reflected in a formal merger agreement containing provisions which are customary in transactions of this nature. Consummation of the merger would be subject to your Board's and TSI shareholders' approval, which I am confident can be obtained. I am hoping my representatives and I can sit down promptly with your representatives to negotiate the terms and conditions of the merger agreement.

         I want to assure you of the seriousness of my interest in TSI. I intend to file preliminary proxy materials with the SEC for several proposals described in the attached notice that I intend to raise at the upcoming annual meeting. I also intend to comply with the provisions of Rule 14a-4(c)(2)(I)-(iii), which means that TSI may not exercise discretionary voting on my proposals. Beacon Hill Partners has been retained as a proxy solicitor. If we can reach a definitive merger agreement promptly, then undertaking such a proxy solicitation may not be necessary.

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         I hope to hear a prompt response to this letter. I hope that we can agree on a friendly transaction that will optimize shareholder value.

                                   Sincerely,

                                   /s/ John J. Fauth

                                   John J. Fauth

cc: Richard Flint, Esq. by facsimile

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TO:      Board of Directors of TSI Incorporated

FROM:    John J. Fauth

RE:      Notice of Intent to Present Proposals at Next Annual Meeting of
Shareholders

         This is to notify you that I or an entity affiliated with me intend to present the proposals described below for shareholder consideration and voting at the next regular (annual) meeting of TSI's shareholders. The exact wording of the proposals is subject to possible change, depending on actions taken by TSI prior to the meeting or other factors.

         I am providing this advance notice even though TSI's Bylaws do not require any advance notice of such proposals. I am advised that TSI's proxy statement for last year's annual meeting did not specify any deadline (as is required by SEC Rule 14a-5(e)) for notice of shareholder proposals that are not contained in TSI's proxy statement. I am also advised that TSI's subsequent SEC filings do not specify any deadline for such proposals, as is contemplated by SEC Rule 14a-5(f). Thus there is no basis on which this voluntary notice could be considered untimely.

         Although I reserve the right to add or delete proposals based on TSI's actions, the proposals that I presently intend to raise are as follows:

         1. The nomination of John Fauth, Joseph Kohler and G. Richard Haun, Jr. for election to the seats on TSI's Board of Directors which are to be filled by election in 1999 and have terms expiring in 2002, and the nomination of John Kopchik for election to the seat on TSI's Board of Directors which is now vacant and has a term expiring in 2001.

         2. A proposal to amend TSI's Bylaws by adoption of a resolution stating:

         "RESOLVED, that the existing text of Article II, Section 6 of the Bylaws of the Company be designated as Section 6(a) and that a new Section 6(b) be added as follows: '(b) EQUAL VOTING RIGHTS. The provisions of Section 302A.671 of the Minnesota Business Corporation Act shall not apply to acquisitions of shares of this corporation.'"

         3. A proposal to amend TSI's Bylaws by adoption of a resolution stating:

         "RESOLVED, that Article III, Section 2 of the Bylaws of the Company is hereby amended to add a new paragraph at the end, which shall read as follows:
'Notwithstanding any provision to the contrary contained in these Bylaws, adoption of any Defensive Action (as defined below) requires the approval of either (i) 80% of the members of the Board of Directors who are not (and in the past five years have not been) employed by the Company as an employee or consultant, or (ii) a majority of the outstanding shares of this corporation's stock entitled to vote. "Defensive Action" shall mean any action by the Board with the purpose or effect, in whole or in part, of impeding a change in control of this corporation or increasing the Board's power to impede such a change in control in the future; provided however, that if an offer is made to acquire this corporation or all of this

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corporation's Shares, and the Board determines that such offer will maximize this corporation's value at a sale for the shareholders' benefit, no action taken by the Board to facilitate such offer shall be a Defensive Action within the meaning of this Section 2. This Bylaw may not be amended or repealed except by vote of at least a majority of the outstanding shares of this corporation's stock entitled to vote.'"

         4. A proposal to amend TSI's Bylaws by adoption of a resolution stating:

         "RESOLVED, that Article II, Section 1 of the Bylaws of the Company is hereby amended by removing the period from the end of the first sentence and adding the following: 'provided, that the annual meeting of shareholders for the year 2000 shall be held not later than July 20, 2000 and the Board of Directors shall give public notice of that meeting on or before June 5, 2000.'"

         5. A proposal to amend TSI's Bylaws by adoption of a resolution stating:

         "RESOLVED, that Article V of the Bylaws of the Company be amended by the addition of the following sentence: 'Any By-Laws adopted by the Board of Directors between May 29, 1999 and the date of the adoption of this amendment to
Article V of the By-laws are repealed.'"

         6. A proposal to amend TSI's Bylaws by adoption of a resolution stating:

         "RESOLVED, that Article V of the Bylaws of the Company be amended by adding the following: 'Notwithstanding the foregoing or any other provision of these By-Laws, any By-Laws adopted by the stockholders of this corporation shall not be amended or repealed by the Board of Directors.'"

         7. A proposal to amend TSI's Bylaws by adoption of a resolution stating:

         "RESOLVED, that Article III, Section 2 of the Bylaws of this corporation is hereby amended to add a new paragraph at the end, which shall read as follows: 'Notwithstanding anything to the contrary contained in these Bylaws, the shareholders of this corporation hereby demand that the Board of Directors of the corporation terminate any and all so-called shareholder rights agreements, poison pills or similar anti-takeover devices adopted by the Board of Directors and immediately redeem any rights or other securities distributed thereunder, unless such shareholder rights agreement or similar plan is approved by an affirmative vote of a majority of the shareholders at a meeting of shareholders called for such purpose, and that this policy of shareholder approval apply to all "rights plans" considered at any time by the Board.'"

Date: June 14, 1999

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